Exhibit 2.1

MASTER SETTLEMENT AGREEMENT

by and among

Exide Technologies doing business in Texas as Exide Technologies, Inc.,

a Delaware corporation,

the City of Frisco, Texas, a local governmental authority,

Frisco Economic Development Corporation, a Texas non-profit corporation,

and

Frisco Community Development Corporation, a Texas non-profit corporation.

MASTER SETTLEMENT AGREEMENT

THIS MASTER SETTLEMENT AGREEMENT (this “Agreement”) is made and entered into to be effective as of June 6, 2012 (the “Effective Date”) by and among Exide Technologies doing business in Texas as Exide Technologies, Inc., a Delaware corporation (“Exide”), the City of Frisco, Texas, a local governmental entity organized and existing under the laws of the State of Texas (the “City”), the Frisco Economic Development Corporation, a non-profit corporation created pursuant to the Texas Development Corporation Act (“EDC”), and the Frisco Community Development Corporation (“CDC”), a non-profit corporation created pursuant to the Texas Development Corporation Act (the City, EDC and CDC are sometimes collectively referred to herein as the “Frisco Parties”).  Collectively, Exide and the Frisco Parties are referred to herein as the “Parties.”

RECITALS

A. Exide is the owner of certain real property located at 7471 South 5th Street, Frisco, Texas (the “Exide Property”), on which it is conducting business operations (the “Exide Operations”).  The Parties have negotiated this Agreement to resolve disputes among the parties including a dispute related to two parcels within the Exide Property referred to herein as the “J Parcel” and the “Bowtie Parcel.” Specifically, the Bowtie Parcel shall refer to Exide’s operating plant and landfill facility and the J Parcel shall refer to undeveloped property surrounding the Bowtie Parcel.  The map attached hereto as Exhibit A and made a part hereof generally shows the parcels within the Exide Property, all of which will be subject to a specific survey as part of the transaction contemplated herein.

B. Disputes have developed between the Parties regarding Exide’s operations and the Exide Property.  Following denial of a vested rights petition filed by Exide, the City Council of the City (the “City Council”) voted to refer to the Board of Adjustment of the City the consideration of establishing a compliance date for an alleged non-conforming use of the Exide Property (the “Amortization Proceeding”).

C. Both Exide and the City have threatened litigation against the other regarding the Exide Property and the proposed Amortization Proceeding.

D. In an effort to avoid the prospect of litigation, Exide and the City have agreed to settle the disputes identified herein between them as more fully set forth in this Agreement.

E. Subject to the terms and conditions of this Agreement, Exide has agreed to wind down its operations on the Bowtie Parcel, and to remove improvements, except as provided for herein.  Exide has further agreed to remediate the J Parcel, as set forth in this Agreement, subject to reimbursement for the costs related to the J Parcel from the City.

F. Subject to the terms and conditions of this Agreement, (1)Exide has agreed to sell and EDC has agreed to buy that portion of the J Parcel more particularly described on Exhibit B attached hereto and made a part hereof, together with all and singular, the rights and appurtenances pertaining to such portion of the J Parcel, including any right, title and interest of Exide in and to adjacent streets, alleys or rights-of-way, and including all of Exide’s rights to all oil, gas and other minerals, together with any improvements, fixtures, and personal property situated on and attached to such portion of the J Parcel (collectively, the “EDC Tract”), (2) Exide has agreed to sell and CDC has agreed to buy that portion of the J Parcel more particularly described on Exhibit C attached hereto and made a part hereof, together with all and singular, the rights and appurtenances pertaining to such portion of the J Parcel, including any right, title and interest of Exide in and to adjacent streets, alleys or rights-of-way, and including all of Exide’s rights to all oil, gas and other minerals, together with any improvements, fixtures, and personal property situated on and attached to such portion of the J Parcel (collectively, the “CDC Tract”), on the terms and conditions set forth herein (the EDC Tract and the CDC Tract comprising all of the J Parcel); and (3) Exide has agreed to sell and CDC has agreed to buy the Lake Parcel and the Pond Parcel on the terms and conditions set forth herein.

AGREEMENTS

For and in consideration of the respective covenants and agreements herein set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Exide and the Frisco Parties, intending to be legally bound, agree as follows:

ARTICLE 1
DEFINITIONS

For purposes of this Agreement, unless otherwise defined herein or the context otherwise requires, capitalized terms used in this Agreement shall have the respective meanings assigned to them in this Agreement or in Annex A attached hereto and made a part hereof for all purposes.

ARTICLE 2
TERMS OF SETTLEMENT

2.1 Sale by Exide of the EDC Tract.  On the terms set forth in this Agreement and all other necessary agreements to fully effectuate the Parties’ intent herein, none of which shall be unreasonably withheld, Exide agrees to sell the EDC Tract to the EDC and the EDC agrees to buy the EDC Tract from Exide for a cash purchase price equal to $27,000,000.00 (the “EDC Purchase Price”).   Exide’s obligation to sell and convey the EDC Tract shall be expressly contingent upon the purchase by the CDC of the CDC Tract; likewise, the EDC’s obligation to purchase and pay for the EDC Tract is expressly contingent upon Exide selling and conveying to the CDC the CDC Tract.

2.2 Sale by Exide of the CDC Tract.  On the terms set forth in this Agreement and all other necessary agreements to fully effectuate the Parties’ intent herein, none of which shall be unreasonably withheld, Exide agrees to sell the CDC Tract to the CDC and the CDC agrees to buy the CDC Tract from Exide for a cash purchase price equal to $18,000,000.00 (the “CDC Purchase Price” which together with EDC Purchase Price is sometimes referred to as the “Total Purchase Price”).  Exide’s obligation to sell and convey the CDC Tract shall be expressly contingent upon the purchase by the EDC of the EDC Tract; likewise, the CDC’s obligation to purchase and pay for the CDC Tract is expressly contingent upon Exide selling and conveying to the EDC the EDC Tract.

2.3 Modification of the EDC and CDC Tracts.  At any time prior to the Fund Delivery Deadline (defined in Section 2.4), the Frisco Parties, in their sole discretion, may reconfigure the EDC Tract and CDC Tract, which of the Frisco Parties will purchase such tracts, and the cash consideration allocated herein for the purchase of each tract, provided that the reconfiguration of the tracts comprise all of the J Parcel and the combined consideration payable to Exide therefor is $45,000,000.00.  Any modification to the size or configuration of the EDC and CDC Tracts or the purchase price allocated to each and the Frisco Party that will purchase such tract shall be delivered in writing to Exide on or before the Fund Delivery Deadline and thereafter the EDC Tract, the EDC Purchase Price, the CDC Tract and the CDC Purchase Price as defined herein shall be automatically modified accordingly. To the extent the City is a purchaser of all or a portion of the J Parcel, all references, rights and obligations of either EDC or CDC, as applicable, shall refer instead to the City as to such portion or all of the J Parcel to which the City is the purchaser.

2.4 Establishment of Escrow Accounts.  Within ten (10) Business Days from the execution of this Agreement, the Parties shall enter into the Escrow Agreement attached hereto as Exhibit D with the Escrow Agent selected by the City, and EDC and/or CDC shall deposit the aggregate amount of $5,000,000.00 to be held by the Escrow Agent in an interest-bearing account (the “Earnest Money Funds Escrow Account”), which amount shall be disbursed in accordance with the provisions of Section 2.10 hereof (the “Earnest Money Funds”).  On or before October 1, 2012 (the “Fund Delivery Deadline”), the Frisco Parties shall deposit $1,000,000.00 to be held by the Escrow Agent in an interest-bearing account, subject to additional deposits in accordance with Section 5.2 (the “Remediation Funds Escrow Account”), which shall be disbursed to Exide in reimbursement of the remediation costs associated with J Parcel as more fully set out in Section 5.2 hereof (the “Remediation Funds”).  On or before the Fund Delivery Deadline, the EDC shall deposit the EDC Purchase Price (less the amount of the Earnest Money Funds deposited by EDC into the Earnest Money Funds Escrow Account) into an interest-bearing account with the Escrow Agent to be held and disbursed as set forth in Section 2.11 and Article 12 below (the “Purchase Price Escrow Account”).  On or before the Fund Delivery Deadline, the CDC shall deposit the CDC Purchase Price (less the amount of the Earnest Money Funds deposited by CDC into the Earnest Money Funds Escrow Account) into the Purchase Price Escrow Account.  EDC and CDC shall also deposit with the Escrow Agent in the Purchase Price Escrow Account the Purchasers’ Resolutions by the Fund Delivery Deadline.  Within three (3) Business Days from receiving written confirmation from the Escrow Agent that the Remediation Funds have been deposited into the Remediation Funds Escrow Account and the EDC Purchase Price, the CDC Purchase Price and the Purchaser’s Resolutions have been deposited into the Purchase Price Escrow Account (the “Deed Delivery Deadline”), Exide shall execute and deliver to the Escrow Agent a special warranty deed to the EDC Tract (the “EDC Tract Deed”) and a special warranty deed to the CDC Tract (the “CDC Tract Deed” and collectively with the EDC Tract Deed, the “Deeds”), and the Access Easement to be held in the Purchase Price Escrow Account and delivered to the EDC and the CDC, respectively, on the Closing Date.  The Deeds shall be in the form attached as Exhibit E.  Exide shall also deposit with the Escrow Agent in the Purchase Price Escrow Account two original Non-Foreign Person Affidavits and two originals of the Exide Resolutions by the Deed Delivery Deadline.  The Deeds, Access Easements and Non-Foreign Person Affidavits delivered to the Escrow Agent shall be duly executed and notarized, where appropriate, and, where appropriate, be in recordable form, but shall not be dated.  Interest on the funds held in the Purchase Price Escrow Account shall accrue to the account of EDC and CDC, respectively, and, except as otherwise provided herein, shall be immediately released and paid to EDC and CDC, at the time of the disbursement of the EDC Purchase Price and the CDC Purchase Price to Exide.  Interest on the funds held in the Earnest Money Escrow Account shall accrue to the account of EDC and/or CDC, in proportion to their relative contribution to the funding of the Earnest Money Funds Escrow Account, and shall be immediately released and paid to EDC and/or CDC, as applicable, at the time of the final disbursement of Earnest Money Funds from the Earnest Money Funds Escrow Account as set forth herein. All administrative costs associated with the Remediation Funds Escrow Account, Earnest Money Funds Escrow Account and the Purchase Price Escrow Account shall be the sole cost and expense of the EDC and CDC on a pro rata basis, which pro rata calculation shall be in proportion to the EDC and/or the CDC funding of the escrow accounts.

2.5 City Cooperation.  The City shall assist Exide in discussions with the TCEQ and any other Governmental Authority, as requested by Exide, concerning modifications and updates required to permits and orders to recognize the wind down of operations and facility closure, but shall be under no obligation to incur any costs in doing so. The City shall assist Exide in procuring in accordance with city ordinances all City approvals or permits required by Exide in connection with the Demolition Activities and the Regulatory Compliance and Closure Activities, but shall be under no obligation to incur any cost in doing so.

2.6 VCP Application.  Within ten Business Days from the deposit of the Deeds with the Escrow Agent in the Purchase Price Escrow Account, Exide and the City will prepare and submit a voluntary cleanup program application (“VCP Application”) to the TCEQ and enter the J Parcel in the VCP Program as more fully set forth in Article 5 hereof.  The Frisco Parties will be listed as co-applicants on the VCP Application.

2.7 Wind-Down of Operations; Facility Closure.  On or before December 31, 2012, Exide will cease all business operations on the Bowtie Parcel (other than Demolition Activities or Regulatory Compliance Closure Activities) and will close its facilities located thereon (“Exide’s Cessation of Operations”); provided, however, in the event the proposed funding or funding mechanism, such as the issuance of bonds to be issued by the Frisco Parties to finance all or any portion of the Total Purchase Price, is challenged through the initiation of litigation, by means of a petition or otherwise (the “Funding Challenge”), the deadline for Exide’s Cessation of Operations shall be extended to January 6, 2014.  Exide’s Cessation of Operations shall be deemed to occur when Exide permanently stops processing materials into product at its lead processing plant on the Exide Property and permanently ceases the inbound movement of raw materials used in and outbound movement of products produced by the lead processing operations.  For purposes of this Agreement, the date on which the last processing of materials into finished goods in connection with the Exide Operations and the last shipment of finished product from the Exide Operations leaves the Exide Property have both occurred shall be deemed to be the date of Exide’s Cessation of Operations.  Exide shall confirm such date in a written notice to the City, with a copy to Escrow Agent, following the occurrence thereof.  All above ground facilities on the Bowtie Parcel, save and except foundations and concrete equipment mounts, the wastewater treatment plant and other facilities agreed to by the City in writing, shall be demolished and removed from the Bowtie Parcel (the “Demolition Activities”) on or before the date that is one year following the date of Exide’s Cessation of Operations, but no later than January 6, 2015.  Exide shall provide the Frisco Parties notice of the completion of Demolition Activities within three (3) Business Days after said completion.

2.8 Remediation of J Parcel.  Not later than 14 Business Days after the completion of the Demolition Activities, Exide will commence remediation in accordance with the VCP Application and take such other actions as are necessary to obtain a Certificate of Completion for the J Parcel from the TCEQ as soon as possible, with a target date for issuance of the Certificate of Completion on or before the date that is 18 months following the date of Exide’s Cessation of Operations.  Remediation of the J Parcel under the VCP Program shall be conducted in accordance with the provisions of Article 5 below.  It is hereby agreed that title to all materials removed from the J Parcel in connection with the Remediation of the J Parcel shall remain the property of Exide.

2.9 Regulatory Compliance and Closure Activities and Site Maintenance Activities for Bowtie Parcel.  Following completion of the Demolition Activities, Exide shall undertake in a diligent fashion all actions necessary to comply with any regulatory requirements for the closure of the Bowtie Parcel and will maintain the Bowtie Parcel in a manner that complies with applicable laws.  Remediation and closure of the Bowtie Parcel shall be required to meet applicable Texas Risk Reduction Program (“TRRP”) industrial cleanup standards.  The City agrees that it will not object to whatever remedy on the Bowtie Parcel is approved by the TCEQ.

2.10 Release of Earnest Money Funds Escrow Account.  The Earnest Money Funds Escrow Account shall be released by Escrow Agent to Exide as follows:

2.10.1 In the event the Purchase Price Escrow Account is not fully funded with an amount equal to the Total Purchase Price (less the amount of the Earnest Money Funds) on or before the Fund Delivery Deadline, the Escrow Agent is hereby authorized and directed upon the written request of Exide to deliver fifty percent (50%) of the Earnest Money Funds to Exide on the first Business Day following the Fund Delivery Deadline.  In this event, Exide shall be entitled to retain such released funds under all circumstances; provided if the Closing occurs, the amount so delivered to Exide shall be treated as a credit against the Total Purchase Price.

2.10.2 To the extent Exide has not previously received the Earnest Money Funds pursuant to Section 2.10.1, following Exide’s Cessation of Operations, Exide shall be entitled to begin drawing down the Earnest Money Funds from the Earnest Money Funds Escrow Account to pay for costs associated with the wind down and closure of the Exide Operations, including without limitation Demolition Activities and Regulatory Compliance and Closure Activities.  Such draw requests shall be submitted by Exide to City and Escrow Agent no more frequently than once every thirty (30) days and include statements of costs incurred for such activities which form the basis for the request (each a “Draw Request”). Escrow Agent shall pay the amount shown on the Draw Request on or before the first Business Day that is thirty (30) calendar days from its date of receipt.  The aggregate amount of any payments made to Exide in respect of Draw Requests pursuant to this Section 2.10.2 shall be treated as a partial payment of the Total Purchase Price and subtracted from the amount of the Total Purchase Price payable to Exide on the Closing Date.

2.10.3 Any Earnest Money Funds (exclusive of accrued interest) remaining in the Earnest Money Funds Escrow Account on the Closing Date shall be disbursed to Exide in accordance with Article 12 as part of the payment of the Total Purchase Price.  All accrued interest on the Earnest Money Funds remaining in the Earnest Money Funds Escrow Account on the Closing Date shall be disbursed to EDC or CDC, as applicable.

2.11 Delivery of Total Purchase Price and Documents Held in Escrow.  In accordance with Article 12, on the Closing Date, Escrow Agent shall:  (a) fill in any undated documents in the Purchase Price Escrow Account with the Closing Date, (b) deliver to Exide the Total Purchase Price (less the amount of any payments of the Earnest Money Funds to Exide prior to the Closing Date from the Earnest Money Escrow Account) and the Purchasers’ Resolutions, (c) fill in names of grantees as designated by the Purchasers, (d) deliver to the EDC the EDC Tract Deed, the Access Easement if required, one Non-Foreign Person Affidavit, one original of the Exide Resolutions and all accrued interest on the EDC Purchase Price, (e) deliver to the CDC the CDC Tract Deed, the Access Easement if required, one Non-Foreign Person Affidavit, one original of the Exide Resolutions and all accrued interest on the CDC Purchase Price and the Earnest Money Funds, and (e) deliver to the City all of the remaining Remediation Funds and any interest accrued thereon, except for any amounts in dispute.  After such deliveries, the Escrow Agreement shall automatically terminate.

2.12 Grant of Access Easement by Exide.  Exide agrees to grant an easement in favor of the Frisco Parties on that certain property owned by Exide more particularly described in Exhibit F attached hereto and made a part hereof (“Corridor Parcel”) to provide access to the property referred to as the northwest field, which is included in the J Parcel (the “Access Easement”). The Access Easement shall be in the form attached as Exhibit G attached hereto and made a part hereof and shall be delivered to the Escrow Agent as set forth in Section 2.4.

2.13 Conveyance Plat.  The Frisco Parties shall be responsible for processing a Conveyance Plat through the City to plat the EDC Tract, CDC Tract, and the Bowtie Parcel following the delivery of the Total Purchase Price and the documents into escrow pursuant to the Escrow Agreement.  Exide agrees to execute the application as the property owner and the Conveyance Plat, once approved, and to otherwise cooperate with the Frisco Parties in the platting process at no additional expense to Exide.  Exide agrees the Conveyance Plat may include the right of way dedications for Eubanks and Parkwood shown on the preliminary draft of the Conveyance Plat attached hereto as “Exhibit L.” Once the Conveyance Plat is approved, the original shall be delivered to the Escrow Agent to hold pending the release of the escrowed funds and documents.  The Conveyance Plat shall be recorded prior to the delivery and filing of the deeds and the legal descriptions shall be substituted on the documents to conform with the legal description of the properties per the recorded Conveyance Plat.

2.14 Reservation of Eagan Way Access. The Deeds for the J Parcel shall include a reservation of a non-exclusive and perpetual easement for ingress and egress over and across Eagan Way as shown on Exhibit H attached hereto and incorporated herein, which easement shall provide that Eagan Way may be relocated by the Frisco Parties so long as the Bowtie Parcel shall at all times have uninterrupted access over and across the J Parcel to and from public rights of way.

ARTICLE 3
MUTUAL SETTLEMENT AND RELEASE

3.1 Settlement and Mutual Release of Claims.  Upon the Closing Date, the Parties hereby settle and release the following claims, demands, causes of action, administrative and planning and zoning procedures, and threats of litigation listed in this Paragraph (the “Claims”).  Exide, on the one hand, and the City, on the other, fully release and discharge one another from all past or present Claims, whether now or later accruing, damages, fines, debts, demands, suits, counterclaims, requests for mandamus or injunctive relief, liabilities, amortization proceedings, penalties, actions or causes of action, whether in law or in equity, whether by constitution or statute or common law, arising out of or related to zoning or annexation of the Exide Property, issuance or failure to issue permits, application of City regulations to the Exide Property, development applications submitted by Exide, the use of the Exide Property by Exide or others, and any City actions related to Exide or the Exide Property, including without limitation, federal or state law Claims pertaining to common law or statutory vested rights, inverse condemnation, regulatory taking, equal protection, due process of law, civil rights violations, non-conforming use status, interpretation or application of City regulations as applied to Exide or the Exide Property, negligence, gross negligence, trespass, nuisance, trespass, conspiracy, products liability, breach of contract and fraud.

In addition, the Frisco Parties and Exide fully release each other from any causes of action that may arise after the Closing Date that relate to or concern hazardous or nonhazardous materials currently on the Exide Property, or hazardous or nonhazardous materials that may migrate or otherwise affect the Bowtie Parcel or J Parcel.  This release does not include, without limitation, the City’s ability or authority to enforce its ordinances and regulations, claims for breach of this Agreement, Exide’s potential liability to federal and/or state authorities to remediate environmental issues on the Exide Property, or remediation of the Exide Property by Exide and/or the City as provided by this Agreement.

3.2 Stewart Creek Letter Agreement. The settlement and mutual release of claims set forth in Section 3.1 does not affect the Stewart Creek Letter Agreement, the terms and provisions of which shall remain in full force and effect in accordance with the terms thereof.

ARTICLE 4
CONDITION OF TITLE AND PROPERTY; AS-IS SALE

4.1 Survey.  Before the Effective Date, the City at its sole cost and expense shall order or cause to be ordered from a registered, licensed state surveyor the preparation of a new or updated on the ground survey (the “Survey”) of the Exide Property, which Survey shall be in form sufficient to satisfy all of the reasonable requirements of the EDC and the CDC for the acquisition by each of their respective tracts.

4.2 Title Commitment and Title Documents.  Before the Effective Date, the EDC and CDC at their sole cost and expense shall cause to be ordered from the Title Company (a) a Commitment for Owner’s Policy of Title Insurance (the “Title Commitment”) prepared and issued by the Title Company describing and covering the EDC Tract and the CDC Tract, and (b) true, correct and legible copies of all recorded documents relating to easements, rights-of-way, and any instruments referred to in the Title Commitment as constituting exceptions or restrictions upon the title of Exide (the “Title Documents”).

4.3 Review Period.   Exide hereby grants to EDC and CDC during the first ninety (90) days after the Effective Date (the “Review Period”), the right to review title and survey matters relating to the EDC Tract or CDC Tract.  Each of EDC and CDC shall have until the expiration of the Review Period to review the Survey, Title Commitment, and Title Documents and to deliver in writing to Exide such objections as they or either one of them may have to anything contained in them (the “Objection Notice“).  Exide may, but is not obligated to, promptly undertake to eliminate or modify all such matters objected to by EDC or CDC to the reasonable satisfaction of the party so objecting, but shall be under no obligation to incur any cost in so doing; provided, however, Exide agrees to cooperate in good faith to assist EDC and CDC in addressing such matters but shall be under no obligation to incur any costs in doing so.  Any items reflected in the Survey, the Title Commitment, or the Title Documents that have not been cured by Exide to the satisfaction of both EDC and CDC, other than the Existing Liens, shall be deemed to be Permitted Exceptions.  Notwithstanding the foregoing, each of EDC and CDC hereby agrees that zoning ordinances, real estate taxes and assessments, both general and special, not yet due and payable, liens or encumbrances created by the acts of the Frisco Parties (provided monetary liens placed against the J Parcel by Exide shall not be considered Permitted Exceptions, if permitted by the Frisco Parties), and any items not objected to timely shall hereinafter be deemed to be Permitted Exceptions and EDC and CDC shall not be entitled to object to the status of title or the Survey on account of such Permitted Exceptions.  The EDC Tract Deed shall convey good and indefeasible title in fee simple to the EDC Tract, free and clear of any and all liens, encumbrances, conditions, easements, assessments, claims, right-of-way, encroachments, and restrictions except for the Permitted Exceptions which pertain to the EDC Tract.  The CDC Tract Deed shall convey good and indefeasible title in fee simple to the CDC Tract, free and clear of any and all liens, encumbrances, conditions, easements, assessments, claims, right-of-way, encroachments, and restrictions except for the Permitted Exceptions which pertain to the CDC Tract.

4.4 As-Is Sale; Property Condition.  EDC AND CDC ACKNOWLEDGE THAT THE TOTAL PURCHASE PRICE REFLECTS THE “AS IS, WHERE IS” NATURE OF THE SALE.  THE TRANSACTIONS WITH RESPECT TO THE J PARCEL CONTEMPLATED BY THIS AGREEMENT HAVE BEEN NEGOTIATED BETWEEN EXIDE AND THE EDC AND CDC, AND THIS AGREEMENT REFLECTS THE MUTUAL AGREEMENT OF EXIDE AND THE EDC AND CDC. THE EDC AND CDC HAVE CONDUCTED SUCH INSPECTIONS, INVESTIGATIONS AND OTHER INDEPENDENT EXAMINATIONS OF THE J PARCEL AND ALL RELATED DOCUMENTS AND RELATED MATTERS AS THEY DEEM NECESSARY INCLUDING BUT NOT LIMITED TO THE PHYSICAL AND ENVIRONMENTAL CONDITIONS THEREOF, AND WILL RELY UPON SAME AND NOT UPON ANY STATEMENTS OF ANY EXIDE REPRESENTATIVES.  OTHER THAN THE SPECIFIC MATTERS REPRESENTED IN ARTICLE 8 HEREOF, THE EDC AND CDC HAVE NOT RELIED UPON AND WILL NOT RELY UPON, EITHER DIRECTLY OR INDIRECTLY, ANY REPRESENTATION, WARRANTY OR ORAL OR WRITTEN STATEMENT OF ANY EXIDE REPRESENTATIVES, INCLUDING ANY REPRESENTATION, WARRANTY OR STATEMENT CONCERNING COMPLETENESS, TRUTH OR ACCURACY OF ANY OF THE DOCUMENTS OR OTHER SUCH

INFORMATION HERETOFORE OR HEREAFTER FURNISHED TO THE FRISCO PARTIES AND THE EDC AND CDC HEREBY ACKNOWLEDGE THAT NO SUCH REPRESENTATIONS, WARRANTIES OR STATEMENTS UPON WHICH THE EDC OR CDC CAN RELY HAVE BEEN MADE.  NONE OF THE EXIDE REPRESENTATIVES NOR ANY OTHER PERSON IS MAKING ANY REPRESENTATION, WARRANTY, STATEMENTS OR ASSURANCE WHATSOEVER TO THE EDC OR CDC; AND NO WARRANTIES, REPRESENTATIONS, STATEMENTS OR ASSURANCES OF ANY KIND OR CHARACTER, EITHER EXPRESS OR IMPLIED, ARE MADE BY ANY OF THE EXIDE REPRESENTATIVES OR RELIED UPON BY THE EDC OR CDC WITH RESPECT TO THE STATUS OF TITLE TO (EXCEPT FOR THE WARRANTIES OF TITLE PROVIDED IN THE SPECIAL WARRANTY DEEDS), OR THE MAINTENANCE, REPAIR, CONDITION, OR MARKETABILITY OF THE J PARCEL OR ANY PORTION THEREOF, INCLUDING BUT NOT LIMITED TO (A) ANY IMPLIED OR EXPRESS WARRANTY OF MERCHANTABILITY, (B) ANY IMPLIED OR EXPRESS WARRANTY OF FITNESS FOR A PARTICULAR PURPOSE, (C) ANY IMPLIED OR EXPRESS WARRANTY OF CONFORMITY TO SAMPLES OF MATERIALS, (D) ANY RIGHTS OF THE EDC OR CDC UNDER APPROPRIATE STATUTES TO CLAIM DIMINUTION OF VALUE OR CONSIDERATION, (E) ANY CLAIM BY THE EDC OR CDC FOR DAMAGES BECAUSE OF DEFECTS, WHETHER KNOWN OR UNKNOWN, OR LATENT, WITH RESPECT TO THE J PARCEL, (F) THE FINANCIAL CONDITION OR PROSPECTS OF THE J PARCEL, (G) THE PHYSICAL OR ENVIRONMENTAL CONDITION OF THE J PARCEL, OR (H) THE COMPLIANCE OR LACK THEREOF OF THE J PARCEL WITH GOVERNMENTAL REGULATIONS, IT BEING THE EXPRESS INTENTION OF EXIDE AND THE EDC AND CDC THAT THE J PARCEL WILL BE CONVEYED AND TRANSFERRED TO EDC AND CDC IN ITS PRESENT CONDITION AND STATE OF REPAIR, “AS IS” AND “WHERE IS,” WITH ALL FAULTS AND, THEREAFTER, EDC AND CDC, RESPECTIVELY WILL ASSUME THE RISK THAT ADVERSE MATTERS, INCLUDING, BUT NOT LIMITED TO, ADVERSE PHYSICAL AND ENVIRONMENTAL CONDITIONS, MAY NOT HAVE BEEN REVEALED BY THE FRISCO PARTIES’ INSPECTIONS AND INVESTIGATIONS OF THE EDC TRACT AND CDC TRACT, RESPECTIVELY.

The EDC and CDC represent that they are knowledgeable, experienced, and sophisticated purchasers of real estate, and that they are relying solely on their own expertise and that of Frisco Parties’ consultants in purchasing the J Parcel.  The EDC and CDC, with their counsel, have fully reviewed the disclaimers and waivers set forth in this Agreement, and understand the significance and effect thereof.  The EDC and CDC acknowledge and agree that the disclaimers and other agreements set forth herein are an integral part of this Agreement, and that Exide would not have agreed to the terms of this Agreement without the disclaimers and other agreements set forth in this Agreement.

4.5 The EDC and CDC Waiver of Objections.  The EDC and CDC, on behalf of themselves and their respective affiliates, and any of their respective officers, directors, employees, agents, representatives or attorneys, hereby waive as of the Closing Date, to the maximum extent possible any and all objections to or complaints (including, but not limited to, actions based on federal, state or common law and any private right of action under CERCLA, RCRA, Texas environmental laws or any other state and federal law to which the J Parcel is or may be subject) against Exide and the Exide Representatives regarding the physical characteristics and existing conditions, including, without limitation, structural and geologic conditions, subsurface soil and water conditions and Hazardous Materials on, under, adjacent to or otherwise affecting the J Parcel or related to prior uses of or in the vicinity of the J Parcel, except for obligations arising under this Agreement.

4.6 Changed Conditions.  The EDC and CDC further hereby assume the risk of changes in applicable laws and regulations or relating to past, present and future environmental, safety or health conditions on, or resulting from, the ownership or operation of, the J Parcel and the risk that adverse physical characteristics and conditions, including, without limitation, the presence of Hazardous Materials, may not be revealed by its investigations.

4.7 To the extent the City is a purchaser of all or a portion of the J Parcel, all references, rights and obligations of either EDC or CDC, as applicable, shall refer instead to the City as to such portion or all of the J Parcel to which the City is the purchaser.

ARTICLE 5
VCP PROCESS

5.1 VCP Implementation and Schedule.  The VCP Application for the J Parcel will be submitted by Exide and the Frisco Parties to TCEQ within thirty (30) Business Days following the deposit of the Deeds into Purchase Price Escrow Account.  Following completion of Demolition Activities, Exide shall conduct and complete Remediation and take such other actions as are necessary to obtain a Certificate of Completion for the J Parcel from the TCEQ as soon as possible with a target date of issuance of the Certificate of Completion on or before the date that is 18 months following the date of Exide’s Cessation of Operations, with the cost of such actions being allocated as set forth in Section 5.2.2 below. To this end, Exide agrees as follows:

5.1.1 Concurrently with the submittal of the VCP Application, Exide and the Frisco Parties shall submit a signed VCP agreement, and a CORE Data Form to the TCEQ.  As soon as practical Exide shall submit a Self-Implementation Notice (“SIN”) to the TCEQ in accordance with the provisions of TRRP, indicating that Exide will implement the required response action for the J Parcel under Remedy Standard A in 30 Texas Administrative Code § 350.32(d), and will use its best efforts to promptly secure approval of the VCP Application and the SIN and to promptly respond to any information requests by or comments of the TCEQ.  Frisco Parties shall cooperate reasonably with Exide in any submittals required to be made to the TCEQ in connection with the clean-up of the J Parcel under the VCP Program, including signing the application materials and the VCP agreement.  Prior to or concurrently with the clean-up of the J Parcel under the VCP Program, (i) the City shall take the steps necessary to secure and maintain in effect a municipal settings designation (“MSD”) for the J Parcel, and if requested by Exide, the Bowtie Parcel; and (ii) the Parties shall work together to prepare agreed upon deed restrictions to be placed of record against the J Parcel.  All costs associated with placement of the J Parcel in the VCP Program and securing a concurrent MSD designation for the J Parcel and the Bowtie Parcel (provided any additional costs therefor are minimal) shall be allocated as set forth in Section 5.2.2 below.

5.1.2 Exide shall undertake and complete the Remediation of any contamination identified at the J Parcel required to achieve a clean up level of 250 parts per million for lead in soils and otherwise meet risk-based residential cleanup standards established by the TCEQ (“Required Remediation”).  Exide shall be responsible for the characterization and management of any wastes or contaminated media generated in connection with J Parcel investigation and remediation activities.

5.1.3 Exide shall provide the Frisco Parties with drafts of any documents, written communications or other information Exide plans to submit to the TCEQ relating to the VCP Application or the clean-up of the J Parcel under the VCP Program prior to the submittal thereof and afford the Frisco Parties a reasonable opportunity to review and comment on such drafts.  Exide shall consider in good faith any comments made by the Frisco Parties or their consultant and discuss with them any disagreement prior to submittal of a document on which there is a disagreement.  Exide shall provide the Frisco Parties reasonable advance notice of and afford the Frisco Parties and their consultant the right to participate in any meetings or substantive telephone conversations with TCEQ concerning the VCP Application or the clean-up of the J Parcel under the VCP Program.

5.2 Reimbursement by City.

5.2.1 Subject to Section 5.2.2 below, Frisco Parties shall reimburse Exide for all costs associated with the placement of J Parcel and, if applicable pursuant to Section 7.1 the Lake Parcel, in the VCP program and the remediation of the J Parcel in accordance therewith, including costs associated in connection of a new cell for the Class 2 Landfill on the Bowtie Parcel, if needed.  Such reimbursement shall be made from the Remediation Funds Escrow Account on a monthly basis through the submission by Exide to Frisco Parties and Escrow Agent of statements for reimbursement (each a “Reimbursement Request”), including reasonable detail and back-up material, invoices, etc.  Frisco Parties shall have ten (10) Business Days after receipt of a Reimbursement Request to advise Exide and Escrow Agent of any need for additional information or any objection to matters contained within or covered by such Reimbursement Request (collectively, an “Objection”), failing which the Frisco Parties shall have consented to the amounts covered by such Reimbursement Request and Escrow Agent shall pay the amount shown on the Reimbursement Request on the first business day that is thirty (30) days from its date of receipt.  If the Frisco Parties timely notify Exide and Escrow Agent of an Objection to matters within the Reimbursement Request, Escrow Agent shall withhold the payment of amounts relating to such Objection, but shall remit to Exide all other amounts within any Reimbursement Request.  The Frisco Parties and Exide agree to attempt to resolve any Objection within ten (10) Business Days after notification thereof through good faith communications and the provision of additional documentation.  In the event the Objection has not been resolved with such ten (10) business day period, the Parties shall submit such Objection to the representatives of Exide and the Frisco Parties for the VCP Program for resolution.  If the representatives cannot resolve the Objection within ten (10) Business Days after such submittal by Exide and the Frisco Parties, either party may summit the Objection to mediation in accordance with the provisions therefor contained in the Texas Practice and Remedies Code, which shall be a prerequisite to the pursuit of litigation as a matter of last resort in the resolution of an Objection.

5.2.2 If during the course of the Remediation of the J Parcel and the Lake Parcel, Exide in good faith determines that it will incur costs in excess of $1,000,000, it shall notify the Frisco Parties in writing of its estimate of additional costs.  Subject to the Frisco Parties’s consent, following a good faith evaluation of Exide’s estimate, the Frisco Parties shall then deposit such additional amount in the Remediation Funds Escrow Account; provided that any such additional deposits shall in no event exceed $500,000 in the aggregate. If the costs of conducting the Remediation of the J Parcel and the Lake Parcel exceed $1,500,000, the Frisco Parties pay for one half of any such additional costs and Exide shall pay for one half of any such additional costs.

5.3 Frisco Parties Environmental Consultant.  Frisco Parties may designate an environmental consultant to assist it with matters relating to the VCP Program.  Frisco Parties shall pay the costs for any such consultant.  If and as the Frisco Parties requests, Exide shall provide the Frisco Parties and their consultant with weekly progress reports concerning the status and anticipated schedule of activities under the VCP Program and the clean-up of the J Parcel under the VCP Program.  In addition, Exide shall regularly consult with the Frisco Parties and their consultant in connection with the development of plans for remediation and preparation of any reports or substantive communications to be submitted or made to the TCEQ.

5.4 Exide’s Representative for VCP Purposes.  For purposes of communications relating to VCP activities involving the J Parcel, Exide’s representative shall be:

Mr. Matthew A. Love
Exide Technologies
P.O. Box 14294
Reading, PA  19612-4294
Email:  matt.love@exide.com

Exide may change such representative in its sole and absolute discretion from time to time upon written notice to the City.

5.5 The Frisco Parties’ Representative for VCP Purposes.  For purposes of communications relating to VCP activities involving the J Parcel, the Frisco Parties’ representative shall be:

Ron Patterson
City of Frisco
6101 Frisco Square Blvd., 5th Floor
Frisco, Texas 75034
Email:  rpatterson@friscotexas.gov

The Frisco Parties may change such representative in its sole and absolute discretion from time to time upon written notice to Exide.

ARTICLE 6
ALLOCATION OF LIABILITIES

6.1 Liability for Disposal Areas on Bowtie Parcel.  Exide shall retain its existing liability for claims and damages associated with industrial wastes on the Bowtie Parcel, including all disposal areas and the Exide Class 2 Landfill associated with the operations of Exide and the remediation of J Parcel (collectively, the “Exide Waste”).  The City shall retain its existing liability for claims and damages and possibly maintenance obligations, including monitoring, associated with wastes deposited by or on behalf of the City in the closed on-site disposal areas within the boundaries of the Bowtie Parcel.  For liabilities attributable to disposal areas containing a mixture of the City’s waste and Exide Waste, liability shall be shared and apportioned between Exide and the City using the same principles that would apply to apportionment of liability for a two-party potentially responsible party (“PRP”) group.  However, it is hereby agreed that title to all materials removed from the J Parcel in connection with the Remediation of the J Parcel shall remain Exide’s.  To the extent possible, the parties shall work together to survey the disposal area that contains the mixture of the City’s waste and Exide Waste.

6.2 Environmental Insurance.  An Environmental Insurance Policy covering the EDC Tract and the CDC Tract for a period of ten (10) years shall be obtained by and at the sole cost and expense of the EDC and CDC on or before the Closing Date.  The policy shall name the EDC and CDC as the named insured and Exide as the additional insured or, to the extent such coverage is available, additional named insured.  Any deductible or self-insured retention shall be the sole cost and expense of the Frisco Parties.  The EDC and the CDC shall be jointly responsible for a maximum premium cost of $250,000. The Parties will cooperate with each other in pursuing any claims under the Environmental Insurance Policy.  If the EDC and CDC decide to replace or renew the Environmental Insurance Policy, at the request and sole expense of Exide for any additional cost to be named as an additional insured, Exide will be included as an additional named insured.

ARTICLE 7
ADDITIONAL PROVISIONS REGARDING BOWTIE PARCEL

7.1 Lake Parcel.  In consideration for payment of the CDC Purchase Price, Exide shall also convey to CDC that portion of the Bowtie Parcel more particularly described in Exhibit I-1 attached hereto and made a part hereof (the “Lake Parcel”) and further agree that no adjustment to the Total Purchase Price shall be required in the event that the closing on the Lake Parcel does not occur.   The closing of the conveyance of the Lake Parcel to CDC shall be on the same terms and conditions applicable to the sale of the CDC Tract, including, without limitation, the provisions set forth in Article 4 herein, except that the closing for the Lake Parcel shall be delayed until the following events occur: (i) Closing on the J Parcel has occurred; (ii) the Lake Parcel is no longer included within the boundaries of the RCRA permit for the Bowtie Parcel,  (iii) CDC has completed a diligence review of the Lake Parcel to its satisfaction; and (iv) prior to

2020, CDC delivers written notice to Exide of the date of the closing on the Lake Parcel, on  which date Exide shall convey  the Lake Parcel to the CDC.  CDC shall have the right to conduct additional diligence of the Lake Parcel, including the right upon reasonable advance written notice to Exide to enter upon the Lake Parcel and conduct such tests as CDC deems necessary; provided CDC, to the extent allowed by law, shall indemnify and hold harmless Exide from all damages occasioned to the Lake Parcel and all claims, actions or causes of action or which might occur by virtue of CDC’s entry upon or testing of the Lake Parcel.

7.2 Pond Parcel.  In consideration for payment of the CDC Purchase Price, Exide shall also convey to CDC that portion of the Bowtie Parcel more particularly described in Exhibit I-2 attached hereto and made a part hereof (the “Pond Parcel”) and further agree that no adjustment to the Total Purchase Price shall be required in the event that the closing on the Pond Parcel does not occur.   Except as provided in this Section 7.2, the closing of the conveyance of the Pond Parcel to CDC shall be on the same terms and conditions applicable to the sale of the CDC Tract, including, without limitation, the provisions set forth in Article 4 herein, except that the closing for the Pond Parcel shall be delayed until the following events occur: (i) Closing on the J Parcel has occurred; (ii) Exide has ceased use of the pond located on the Pond Parcel; (iii) CDC has completed a diligence review of the Pond Parcel to its satisfaction; and (iv) prior to 2020, CDC delivers written notice to Exide of the date of the closing on the Pond Parcel, on  which date Exide shall convey the Pond Parcel to the CDC. The Parties agree that the cost sharing provisions of Section 5.2.2 do not apply to Pond Parcel and that, instead, Exide shall be responsible for the cost of cleanup of the Pond Parcel to industrial remediation standards acceptable under TRRP, and the CDC shall be responsible for any cost of cleanup of the Pond Parcel beyond industrial remediation standards acceptable under TRRP that the CDC requests.  CDC shall have the right to conduct additional diligence of the Pond Parcel, including the right upon reasonable advance written notice to Exide to enter upon the Pond Parcel and conduct such tests as CDC deems necessary; provided CDC, to the extent allowed by law, shall indemnify and hold harmless Exide from all damages occasioned to the Pond Parcel and all claims, actions or causes of action or which might occur by virtue of CDC’s entry upon or testing of the Pond Parcel.

7.3 Enhanced Demolition and Remediation.  The City shall have the right to request in writing that Exide, at the sole cost and expense of the City, (i) remove the facilities or structures that go beyond the scope of the Demolition Activities or (ii) conduct remediation to achieve clean up levels lower than the levels required for an industrial clean up under TRRP.  Exide will review any such request in good faith with the intent of agreeing to such request unless it creates an increased environmental liability risk to the Bowtie Parcel or adversely affects the use or closure of the Bowtie Parcel.  If Exide determines that the activity requested will not increase environmental liability risk to the Bowtie Parcel or have an adverse effect on the use or closure of the Bowtie Parcel, Exide shall conduct such activities in accordance with terms to be agreed upon by Exide and the City.  Exide shall notify the City of its determination within forty five (45) days from receipt of the City’s written request.

7.4 Right of First Refusal.  The following right of first refusal shall become effective only upon the first date on which both of the following have occurred (the “ROFR Effective Date”): (a) the earlier of (i) the satisfaction and discharge of all of the outstanding 8 5/8% Senior Secured Notes due 2018 (the “Notes”) pursuant to the terms and conditions of the Indenture, dated as of January 25, 2011, by and between the Exide and Wells Fargo Bank, National Association  or (ii) the repayment of such Notes in full at maturity and (b) the earlier of (i) the termination of, and repayment in full of all obligations under, the Credit Agreement, dated as of January 25, 2011 (the “Credit Agreement”), by and among Exide Technologies, Exide Global Holding Netherlands C.V., various financial institutions named therein, and Wells Fargo Capital Finance, LLC, as administrative agent or (ii) the amendment, restatement or replacement of such Credit Agreement such that this right of first refusal is permitted thereunder.  During the five (5) year period following the ROFR Effective Date, if a bona fide offer is received from a third-party prospective buyer for all or a portion of the Bowtie Parcel, then Exide shall notify the City in writing and offer the Bowtie Parcel to the City at the price and upon the same or better terms as named by the prospective buyer.  City shall have thirty (30) days from receipt of such notice or until the City’s next regularly scheduled City Council meeting, whichever is longer, to consider this offer, and if the City accepts, City shall have one hundred and twenty (120) days to close.  If the City does not exercise this right, Exide shall then have the right to sell all or any portion of the Bowtie Parcel to such third party prospective buyer on the same terms and conditions as contained in the bona fide offer delivered to the City.  The City may shorten or eliminate any applicable time periods in this paragraph by waiving or declining in writing to exercise the City’s right of first refusal.  The City shall have the right to assign its right of first refusal to the EDC and/or the CDC.  Exide further agrees to consider in good faith any offer by the Frisco Parties, from time to time, to purchase all or a portion of the Bowtie Parcel.

7.5 Lease of Exide Buildings.  The City will have the option to lease the buildings not removed on the Bowtie Parcel and the balance of the Bowtie Parcel on such terms and conditions as the Parties may mutually agree.

7.6 Bowtie Parcel Maintenance.  Parties shall in good faith continue to discuss the City’s assumption of site maintenance and monitoring activities, including stormwater collection, of the Bowtie Parcel following the Closing Date.

7.7 Use Restrictions.  After the Closing Date, Exide agrees that it shall not conduct future battery manufacturing and/or lead processing activities on the Bowtie Parcel.  City and Exide agree that the current business being operated by Exide on the Exide Property is a secondary lead smelting facility that is properly classified as a Miscellaneous Hazardous Industrial Use and not a Recycling Center under the City’s ordinances, including its Zoning Ordinance. The Parties agree that another Miscellaneous Hazardous Industrial Use may not be established on the Exide Property without the issuance of a specific use permit from the City Council. In the event this Agreement is terminated by any Party, the Parties agree that this paragraph may not be used by any Party for any reason or purpose in any administrative hearing or litigation between any of the Parties related to the zoning of the Exide Property.

7.8 Release of Use Restrictions on Adjoining Parcels.  If requested by the Frisco Parties, Exide agrees to work with the Frisco Parties to release any use restrictions placed by Exide or its predecessors on any properties in the vicinity of the Exide Property (but not the Exide Property itself) previously owned by Exide or its predecessors.

ARTICLE 8
REPRESENTATIONS, WARRANTIES, COVENANTS AND AGREEMENTS OF EXIDE

Exide hereby represents and warrants to, and covenants and agrees with, the Frisco Parties as follows, which representations, warranties, covenants and agreements shall be deemed (except as provided below) to be made by Exide to the Frisco Parties as of the Effective Date and as of the Closing Date:

8.1 To Exide’s actual knowledge, other than actions by the City being settled by this Agreement, there is no actual or pending action, suit, claim, litigation, or proceeding by any entity, individual or Governmental Authority affecting Exide or the J Parcel which would in any way constitute a lien, claim, encumbrance or obligation of any kind against the J Parcel.

8.2 To Exide’s actual knowledge, the execution of this Agreement, the consummation of the transactions herein contemplated, and the performance and observance of the obligations of Exide hereunder, and under any and all other agreements and instruments related hereto to which Exide is a party, will not conflict with or result in the breach of any Governmental Requirement or of any agreement or instrument to which Exide is now a party or to which Exide or the J Parcel is subject, or constitute a default thereunder, and such execution does not require Exide to obtain any consents or approvals from, or the taking of any other actions with respect to, any third parties.

8.3 Exide has all requisite power and authority to enter into and perform this Agreement.  The execution of this Agreement, the consummation of the transactions herein contemplated, and the performance or observance of the obligations of Exide hereunder, and under any and all other related agreements to which Exide is a party, have been duly authorized by all requisite action and are enforceable against Exide in accordance with their respective terms.  The individual executing this Agreement on behalf of Exide is authorized to act for and on behalf of and to bind Exide in connection with this Agreement and in so doing to bind Exide to all of the terms and provisions hereof.

8.4 Exide has good and indefeasible title in fee simple to the J Parcel subject only to the Permitted Exceptions as shown on a title commitment.  There are no existing or outstanding liens affecting J Parcel other than the Existing Liens, and no event of default exists under the Existing Liens.  To Exide’s actual knowledge, there are no outstanding mineral interests, royalty interests, or oil, gas or mineral leases affecting the J Parcel, other than as set forth in the 2010 Title Policy.

8.5 To Exide’s actual knowledge, there are no outstanding mechanic’s and materialmen’s liens or claims of creditors against the J Parcel other than the Existing Liens.

8.6 No petition in bankruptcy (voluntary or to Exide’s knowledge involuntary), assignment for the benefit of creditors, or petition seeking reorganization or arrangement or other similar action under Federal or state bankruptcy or insolvency law is pending against or contemplated by Exide.

8.7 Other than the Existing Liens, Exide will not lease, transfer, mortgage, pledge, or convey its interest in the J Parcel or any portion thereof nor any right therein, nor shall Exide enter into, or negotiate for the purpose of entering into, any agreement or amendment to agreement granting to any person or entity any right with respect to the J Parcel or any part thereof.

ARTICLE 9
REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE CITY

The City hereby warrants and represents to Exide as follows:

9.1 The City is a municipal government duly existing under the laws of the State of Texas and has full power to execute, deliver and perform this Agreement.

9.2 The execution of this Agreement, the consummation of the transactions contemplated herein, and the performance or observance of the obligations of the City hereunder have been duly authorized by requisite action and are enforceable against the City in accordance with their respective terms.  The individuals executing this Agreement on behalf of the City are authorized to act for and on behalf of and to bind the City in connection with this Agreement.

9.3 To the City’s actual knowledge, the execution of this Agreement, the consummation of the transactions herein contemplated on the part of the City, and the performance and observance of the obligations of the City hereunder and under any and all other related agreements to which the City is a party will not conflict with or result in the breach of any Governmental Requirement or of any agreement or instrument to which the City is now a party or is subject, or constitute a default thereunder, and such execution does not require the City to obtain any consents or approvals from, or the taking of any other actions with respect to, any third parties.

ARTICLE 10
REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE EDC AND CDC

10.1 The EDC and the CDC are non-profit corporation duly existing under the laws of the State of Texas and have full power to execute, deliver and perform this Agreement. The execution of this Agreement, the consummation of the transactions contemplated herein, and the performance or observance of the obligations of the EDC and the CDC hereunder have been duly authorized by requisite action and are enforceable against the EDC and CDC in accordance with their respective terms.  The individuals executing this Agreement on behalf of the EDC and the CDC are authorized to act for and on behalf of and to bind the EDC and the CDC in connection with this Agreement.

10.2 To the EDC and the CDC’s actual knowledge, the execution of this Agreement, the consummation of the transactions herein contemplated on the part of the EDC and the CDC, and the performance and observance of the obligations of the EDC and the CDC hereunder and under any and all other related agreements to which the EDC and CDC are parties will not conflict with or result in the breach of any Governmental Requirement or of any agreement or instrument to which any of the EDC and the CDC are now a party or are subject, or constitute a default thereunder, and such execution does not require the EDC or the CDC to obtain any consents or approvals from, or the taking of any other actions with respect to, any third parties.

ARTICLE 11
CONDITIONS PRECEDENT TO OBLIGATIONS

11.1 Conditions Precedent to the EDC and CDC’s Obligation to Close.  Notwithstanding anything to the contrary herein, satisfaction of the provisions of this Section 11.1 shall be further express conditions precedent to the obligations of the EDC and CDC to close the transactions contemplated hereby.

11.1.1 Representations True.  All of Exide’s representations and warranties made in this Agreement shall be true and correct in all material respects on and as of the Closing Date, as if made on and as of the Closing Date, except to the extent that they expressly relate to an earlier date.

11.1.2 Issuance of the VCP Certificate of Completion.  The TCEQ shall have issued a Certificate of Completion under the VCP Program for the J Parcel.

11.2 Conditions Precedent to Exide’s Obligation to Close.  Notwithstanding anything to the contrary herein, satisfaction of the provisions of this Section 11.2 shall be further express conditions precedent to the obligations of Exide to close the transaction contemplated hereby.

11.2.1 Representations True.  All of the Frisco Parties’ and Exide’s representations and warranties made in this Agreement shall be true and correct in all material respects on and as of the Closing Date, as if made on and as of the Closing Date, except to the extent that they expressly relate to an earlier date.

11.2.2 Issuance of the VCP Certificate of Completion.  The TCEQ shall have issued a Certificate of Completion under the VCP Program for the J Parcel.

11.2.3 Availability of Funds.  The Purchase Price Escrow Account shall be funded with an amount equal to or exceeding the Total Purchase Price in readily available funds.

11.3 Approval of Respective Boards of Directors.  The obligations of Exide, EDC and CDC under this Agreement are conditioned upon receipt of the approval of respective boards of directors and any local governmental authorities whose approval may be required, which must be obtained before the Effective Date. Notwithstanding any provision to the contrary contained in this Agreement, the CDC shall have no liability or obligation under this Agreement until the notice period required by Section 505.160 of the Texas Local Government Code, as amended (“Section 505.160”) has expired and (i) the City has not received a petition that meets the requirements of Section 505.160, or (ii) if a valid petition is received and an election has been held, the voters of the City have approved, as required by Section 505.160, the proposed acquisition of the CDC Tract as set forth in the published notice under Section 505.160. Within ten (10) Business Days after the Effective Date, CDC shall publish said notice required under Section 505.160.

ARTICLE 12
ITEMS DELIVERED INTO ESCROW; J PARCEL CLOSING; RELEASE OF J PARCEL ESCROW

12.1 Closing Date.  Provided that the conditions precedent set forth in Article 11 hereof are satisfied, the closing of the sale of the J Parcel shall occur on the date that is ten (10) Business Days following issuance of the Certificate of Completion (the “Closing Date”).  The Parties may agree in writing to change the Closing Date.  The Closing shall occur during regular business hours in the offices of the Title Company, or such other location as may be mutually agreed to by the City and the Frisco Parties.  For the purposes of this Agreement, the actual consummation and closing of the purchase and sale contemplated by this Agreement is herein referred to sometimes as the “Closing.”

12.2 Deliveries By or on Behalf of Exide.  On the Closing Date the following deliveries shall occur by or on behalf of Exide (all of which shall be duly executed, witnessed, and notarized, where appropriate, and, where appropriate, be in recordable form):

(1)	The Deeds, which shall be released by the Escrow Agent to EDC and CDC.

(2)
Two originals of a non-foreign person affidavit containing the information required by Internal Revenue Code Section 1445 and regulations issued thereunder (the “Non-Foreign Person Affidavit”), which shall be released by the Escrow Agent to EDC and CDC.

(3)
Such other documents, instruments and certificates as are contemplated herein to effect and complete the Closing, including, without limitation, a closing statement, title affidavit and such other ordinary and customary instruments as may be requested by the Title Company from Exide.

(4)
Executed counterparts of the resolutions of Exide evidencing and confirming the power and authority of Exide to close the transaction contemplated herein, substantially in the form attached as Exhibit J hereto and made a part hereof (the “Exide Resolutions”), which shall be released by the Escrow Agent to EDC and CDC.

(5)
An unconditional release of the Existing Liens in form acceptable to the Title Company to cause removal of the Existing Liens from a title policy (which release shall be duly executed, witnessed and notarized where appropriate and, where appropriate, be in recordable form, but shall not be dated), which release Exide shall cause to be delivered to the Escrow Agent.

12.3 Deliveries By or on Behalf of EDC or CDC.  On the Closing Date, the following deliveries shall occur by or on behalf of the Frisco Parties (all of which shall be duly executed, witnessed, and notarized, where appropriate, and, where appropriate, be in recordable form):

(1)
The Total Purchase Price less the amount of any payments of the Earnest Money Funds to Exide prior to the Closing Date from the Earnest Money Escrow Account, which shall be released by the Escrow Agent to Exide.

(2)
Executed counterparts of the resolutions or orders of the EDC and CDC or any other documents which Exide shall reasonably request to evidence and confirm the power and authority of the EDC and CDC to enter into this Agreement and to close the transaction contemplated herein (collective, the “Purchasers’ Resolutions”), which shall be released by the Escrow Agent to Exide.

(3)
Such other documents, instruments and certificates as are contemplated herein to effect and complete the Closing, including, without limitation, such ordinary and customary instruments as may be requested by the Title Company from the Frisco Parties.

(4)	Evidence that the EDC and CDC have obtained and paid the premium for the Environmental Insurance Policy and that such policy satisfies the requirements of this Agreement.

12.4 Closing Costs and Attorneys’ Fees.  Frisco Parties shall pay all costs of Closing the transactions provided for herein, including, without limitation, the costs of preparing and recording the Deeds and other documents of conveyance; the cost of examining and insuring title to the J Parcel as provided for herein (including the cost of the premium of the Owner’s Policy of Title Insurance and all endorsements thereto); the cost of the Survey; all bond issuance costs; the cost of the Frisco Parties’ attorneys’ fees; and any other costs incurred by the Frisco Parties in connection with the transactions set forth in this Agreement.  Exide shall pay all costs associated with the release of the Existing Liens and shall pay the cost of Exide’s attorney fees and any other costs incurred by Exide in connection with the performance of the terms of this Agreement.

12.5 Prorations. All ad valorem real estate taxes with respect to the J Parcel (the “Taxes”) for the calendar years prior to 2012 will be paid by Exide.  At Closing, all Taxes for the then current year shall be calculated as of the Closing Date and the Frisco Parties’ share shall be collected by Title Company at the Closing and remitted to the appropriate taxing jurisdictions in accordance with Section 26.11 of the Texas Property Tax Code.  The Frisco Parties shall be responsible for and hereby agree to pay any rollback taxes assessed against their respective portions of the J Parcel in the event such parcel or a portion thereof loses its agricultural exemption. The Frisco Parties do not hereby waive any exemption or other exception they, or the EDC Tract of the CDC Tract, may have from rollback taxes pursuant to Texas Property Tax Code §23.55(f) or other applicable law.

ARTICLE 13
REAL ESTATE COMMISSIONS

The City and Exide mutually represent and warrant to each other that it dealt with no real estate brokers in the transactions contemplated by this Agreement, and that no brokerage fees, commissions, or other remuneration of any kind are due in connection herewith.

ARTICLE 14
NOTICES

For the purposes of all notices and communications between the parties, the addresses of Exide and the City shall be as follows:

If to Exide, to:
Exide Technologies
13000 Deerfield Parkway, Building 200
Milton, Georgia 30004
Attention: General Counsel
Telephone:  (678) 566-9000
Facsimile:   (678) 566-9342

and

Exide Technologies
13000 Deerfield Parkway, Building 200
Milton, Georgia 30004
Attention: President, Americas
Telephone:  (678) 566-9000

With copy to:	Baker Botts L.L.P. 98 San Jacinto Blvd., Suite 1500 Austin, Texas 78701 Attention: Aileen M. Hooks Telephone: (512) 322-2616 Facsimile: (512) 322-8314

If to the City, to:	City of Frisco City Hall 6101 Frisco Square, Fifth Floor Frisco, TX 75034 Attention: George Purefoy Telephone: (972) 292-5105 Facsimile: (972) 292-5122

With a copy to:	Abernathy, Roeder, Boyd & Joplin, P.C. 1700 Redbud Blvd., Suite 300 McKinney, TX 75069 Attention: Richard Abernathy Telephone: (214) 544-4000 Facsimile: (214) 544-4040

Provided that any party may change its address for notice by giving to the other party written notice of such change as provided herein.  Any notice, request, demand or other communication given under this Article shall be in writing, shall be given by U.S. certified or registered mail, postage prepaid, return receipt requested, by overnight courier service or by facsimile and shall be effective upon the earlier of (i) personal delivery to the party to receive such notice, request, demand or communication, (ii) receipt at the address for notice as provided for herein for the party to receive such notice, request, demand or communication, or (iii) as to U.S. certified or registered mail, the expiration of seventy-two (72) hours from and after the date such notice, request, demand or other communication was sent in accordance herewith.

ARTICLE 15
DEFAULTS AND REMEDIES

15.1 Except as set forth in Sections 15.2 and 15.3 below, the Parties expressly agree that the failure of any Party to perform its obligations under this Agreement shall entitle the other Party to seek and obtain, as its sole and exclusive remedy against a non-performing Party for breach of this Agreement, specific performance of all such non-performed obligations.

15.2 In the event that the Frisco Parties default in their obligation to deliver the Total Purchase Price to the Escrow Agent by the Fund Delivery Deadline, Exide shall have as its sole and exclusive remedies for breach of such obligation (a) (i) the right to receive fifty percent (50%) of the Earnest Money Funds as provided in Section 2.10, which amount shall be credited against the Total Purchase Price if the Closing occurs due to exercise of Exide’s right to specific performance or otherwise and (ii) to seek and obtain specific performance of such obligation; or (b) (i) notwithstanding the existence of a Funding Challenge, on or after February 15, 2013, the right to receive fifty percent (50%) of the Earnest Money Funds as provided in Section 2.10 and to retain such monies as damages and to (ii) terminate this Agreement in accordance with the provisions of  Section 16.1.

15.3 In the event that Exide defaults in its obligation to provide an unconditional release of the Existing Liens on the Closing Date as required by Section 12.2(5), the Frisco Parties shall have as their sole and exclusive remedies for breach of such obligation (a) the right to seek and obtain specific performance of such obligation; or (b) the right to terminate this Agreement in accordance with the provisions of Section 16.2, receive from the Escrow Agent undisbursed funds remaining in the escrow accounts established pursuant Section 2.4, and to receive from Exide reimbursement of the following amounts: (i) all Earnest Money Funds disbursed to Exide from the Earnest Money Funds Escrow Account, (ii) all Remediation Funds disbursed to Exide from the Remediation Fund Escrow Account; and (iii) any additional payments for Remediation of the J Parcel made to Exide by the Frisco Parties pursuant to Section 5.2.2.

ARTICLE 16
TERMINATION RIGHT; FORCE MAJEURE

16.1 Termination Right of Exide.  If the Total Purchase Price is not received by the Escrow Agent on or before the Fund Delivery Deadline, and for so long thereafter as the full amount of the Total Purchase Price has not been received by the Escrow Agent, Exide shall have the right to terminate all of its obligations under this Agreement, including its obligation to sell the J Parcel,  upon ten (10) Business Days prior written notice to the Frisco Parties, and if the Total Purchase Price is not received by the Escrow Agent on or before the termination date in the notice this Agreement shall be null and void, except for the last sentence of Section 7.7 and Exide’s right to retain fifty percent (50%) of the Earnest Money Funds under Section 15.2(b).

16.2 Termination Rights of Frisco Parties.  If the Deeds have not been received by the Escrow Agent on or before the Deed Delivery Deadline and for so long thereafter as the Deeds have not been received by the Escrow Agent, the Frisco Parties shall have the right to terminate all of their obligations under this Agreement upon ten (10) Business Days prior written notice to Exide and if the Deeds are not received by the Escrow Agent on or before the termination date in the written notice, this Agreement shall be null and void, except for the last sentence of Section 7.7. If Exide defaults in its obligation to provide an unconditional release of the Existing Liens on the Closing Date as required by Section 12.2(5) and such default is not cured within the 180-day period following the Closing Date, the Frisco Parties shall have the right to terminate all of their obligations under this Agreement upon ten (10) Business Days prior written notice to Exide and if an unconditional release of the Existing Liens is not received by the Escrow Agent on or before the termination date in the written notice, this Agreement shall be null and void, except for the last sentence of Section 7.7 and the Frisco Parties’ right to reimbursement under Section 15.3(b).  A termination notice by the Frisco Parties given pursuant to this Section 16.2 must be signed by all of the Frisco Parties to be effective.

16.3 Force Majeure.  No Party shall be responsible for any delay or failure in performance, or for any loss, damage, costs, charges and expenses incurred or suffered by another Party by reason thereof, if and to the extent such delay or failure by a Party results from the occurrence of an event beyond the reasonable control of such Party and without the fault or negligence of such Party,  as a result of unusually severe weather, labor disputes, civil commotion, hostilities, sabotage, unanticipated changes in governmental regulations, inability to obtain regulatory approvals, fire or other casualty, failure of suppliers or creditors, and acts of God (“Force Majeure”); provided that the obligations of the EDC and CDC to deposit the Total Purchase Price into the Purchase Price Escrow Account on or before the Fund Delivery Date shall not be affected by an event of Force Majeure, except where there has been a Funding Challenge.  If a Party is unable to perform as a result of an event of Force Majeure gives prompt written notice and full particulars of such event of Force Majeure to the other Parties, the performance of the notifying Party of its obligations under this Agreement shall be suspended during the continuance of the Force Majeure event.

16.4 Effect of a Funding Challenge.  The initiation of a Funding Challenge shall be treated as an event of Force Majeure.  For the avoidance of doubt, a Funding Challenge suspends Exide’s obligations pursuant to Sections 2.6, 2.7, 2.8 and 2.9, Article 5 and Sections 7.4, 7.5 and 7.6.

ARTICLE 17
MISCELLANEOUS

17.1 Cooperation; Further Documents.

17.1.1 Exide and the Frisco Parties each agree to use its best efforts to take or cause to be taken all action, and to do or cause to be done all things necessary, proper or advisable under applicable Governmental Requirements, regulations or otherwise, to consummate and to make effective the transactions and other activities contemplated by this Agreement, including, without limitation, the timely performance of all actions and things contemplated by this Agreement to be taken or done by each party.

17.1.2 Each party shall use its best efforts to cooperate with the other party in such other party’s discharge of its obligations hereunder, which shall include making reasonably available to the other party, such of its personnel as have relevant information with respect to such matters.

17.2 No Partnership.  This Agreement is not intended and shall not be construed to create any association, trust, partnership, joint venture, agency or any other relationship between any of the Parties to this Agreement.

17.3 Savings Clause.  Should any provision of this Agreement be held unenforceable or invalid under the laws of the United States of America or the State of Texas, or under any other applicable laws of any other jurisdiction, then the parties hereto agree that such provision shall be deemed modified for purposes of performance of this Agreement in such jurisdiction to the extent necessary to render it lawful and enforceable, or if such a modification is not possible without materially altering the intention of the parties hereto, then such provision shall be severed herefrom for purposes of performance of this Agreement in such jurisdiction.  The validity of the remaining provisions of this Agreement shall not be affected by any such modification or severance, except that if any severance materially alters the intentions of the parties hereto as expressed herein (a modification being permitted only if there is no material alteration), then the parties hereto shall use best efforts to agree to appropriate equitable amendments to this Agreement in light of such severance.

17.4 Governing Law.  This Agreement shall be governed by and construed and interpreted in accordance with the laws of the State of Texas.

17.5 Venue.  The parties hereto agree that the performance of this Agreement is in Collin County, Texas.  The venue for any litigation regarding the Exide Property, this Agreement, or the J Parcel shall be brought in a state or federal district court in Collin County, Texas.

17.6 No Waiver By Conduct.  The failure of any party to exercise any power given such party hereunder or to insist upon strict compliance by the other parties with its obligations hereunder shall not constitute a waiver of such party’s rights to demand exact compliance with the terms hereof.

17.7 Entire Agreement.  This Agreement, including the exhibits, annexes and schedules attached hereto, constitutes the entire agreement and understanding between Exide and the Frisco Parties relating to the matters addressed herein, and supersedes all prior and contemporaneous agreements and undertakings of the parties in connection herewith.  No statements, agreements, covenants, understandings, representations, warranties or conditions not expressed in this Agreement shall be binding upon the parties hereto, or shall be effective to interpret, change, or restrict provisions of this Agreement, unless such is in writing, signed by both parties hereto and by reference made a part hereof.  This Agreement may not be modified or amended except by a subsequent agreement in writing signed by Exide and the Frisco Parties.

17.8 Assignment.  Neither the Frisco Parties nor Exide shall assign, transfer, or mortgage its respective interest in this Agreement.

17.9 Counterparts.  This Agreement may be executed in several counterparts, each of which shall be deemed an original, and all such counterparts together shall constitute one and the same instrument.

17.10 Binding Effect.  Subject to the restrictions set forth in Section 17.8, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

17.11 Time.  Time is of the essence with respect to this Agreement, and the respective time periods set forth herein.

17.12 Captions.  The captions in this Agreement are inserted for convenience and reference only, and shall in no way affect, define, limit or describe the scope, intent or construction of any provision hereof.

17.13 Pronouns.  Pronouns, wherever used herein, and of whatever gender, shall include natural persons and corporations and associations of every kind and character, and the singular shall include the plural wherever and as often as may be appropriate.

17.14 Construction of Agreement.  The terms and provisions of this Agreement represent the results of negotiations between Exide and the Frisco Parties, each of which has been represented by counsel of its own choosing, and neither of which has acted under duress or compulsion, whether legal, economic or otherwise.  Accordingly, the terms and provisions of this Agreement shall be interpreted and construed in accordance with their usual and customary meanings, and Exide and the Frisco Parties hereby waive the application in connection with the interpretation and construction of this Agreement of any rule of law to the effect that ambiguous or conflicting terms or provisions contained in this Agreement shall be interpreted or construed against the party whose attorney prepared the executed draft or any earlier draft of this Agreement.

17.15 Survival.  All provisions of this Agreement shall survive the Closings of the EDC Tract and the CDC Tract and shall not be deemed merged into the provisions of any documents relating to such Closings.

17.16 Third Party Beneficiaries.  Except as expressly set forth herein, nothing in this Agreement is intended or shall operate to create any rights of any nature in favor of any person, association or entity that is not a party to this Agreement.

17.17 Recordation.  Neither Exide nor the Frisco Parties shall record this Agreement or any memorandum regarding same or any “short form” version hereof in any public records without the prior written consent of the other.

17.18 Sovereign Immunity.  To the extent permitted by law, the Frisco Parties hereby waive any immunity to suit for breach of contract or suit to enforce the rights of Exide hereunder, but does not waive any other immunity, or any other protection afforded to it under the laws of the State of Texas or the United States.  Any provision that may be construed to waive any such right shall be deemed void.

17.19 Ownership of Claims.  The Parties state that they are the sole holders of any Claims that have or could have been alleged against the other regarding the Claims that have been released in this Agreement.  The Parties agree that such claims have not been assigned, encumbered, pledged, or otherwise in any manner whatsoever sold or transferred, either by written instrument or otherwise, to any other person or entity.

[Signatures on Next Page]

IN WITNESS WHEREOF, the parties hereto have signed this Agreement to be effective as of the Effective Date.

EXIDE:

EXIDE TECHNOLOGIES doing business in Texas as EXIDE TECHNOLOGIES, INC.,

a Delaware corporation

By:
Name:
Title:

CITY:

THE CITY OF FRISCO, TEXAS

By:
Name:
Title:

EDC:

FRISCO ECONOMIC DEVELOPMENT CORPORATION

By:
Name:
Title:

CDC:

FRISCO COMMUNITY DEVELOPMENT CORPORATION

By:
Name:
Title:

ANNEX A

General Definitional Provisions

1.
All terms defined in this Agreement shall have their defined meanings when used in each certificate, exhibit, schedule, annex or other instrument related thereto, unless in any case the context states or implies otherwise; and when required by the context, each term shall include the plural as well as the singular, and vice versa.

2.
Definitions of each person or entity specifically defined herein, unless otherwise expressly provided to the contrary, include the successors, assigns, heirs and legal representatives of each such person or entity.

3.
Unless the context otherwise requires or unless otherwise expressly provided, references to this Agreement shall include all amendments, modifications, supplements and restatements thereof or thereto, as applicable, and as in effect from time to time.

Defined Terms

The terms defined in this Annex A shall, for all purposes of this Agreement, have the meanings herein specified.

“2010 Title Policy” shall mean policy number 27-49-10-FT0000023593 issued by Fidelity National Insurance Company on January 26, 2011.

“Access Easement” shall have the meaning ascribed to such term in Section 2.12 hereof.

“Agreement” shall have the meaning ascribed to such term in the initial paragraph hereof.

“Amortization Proceedings” shall have the meaning ascribed to such term in the Recitals.

“Bowtie Parcel” shall have the meaning ascribed to such term in the Recitals.

“Business Days” shall mean a day other than a Saturday, Sunday or legal holiday for commercial banking institutions in the State of Texas.

“CDC” shall have the meaning ascribed to such term in the initial paragraph hereof.

“CDC Purchase Price” shall have the meaning ascribed to such term in Section 2.2  hereof.

“CDC Tract” shall have the meaning ascribed to such term in the Recitals.

“CDC Tract Deed” shall have the meaning ascribed to such term in Section 2.4 hereof.

“CERCLA” shall mean the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), 42 U.S.C. § 9601 et seq., including the Superfund Amendments and Reauthorization Act, 42 U.S.C. § 11001 et seq.

Annex A - Page 1

“Certificate of Completion” shall mean a certificate of completion issued by the TCEQ pursuant to the VCP Program.

“City” shall have the meaning ascribed to such term in the initial paragraph hereof.

“City Council” shall have the meaning ascribed to such term in the Recitals.

“Claims” shall have the meaning ascribed to such term in Section 3.1  hereof.

“Closing” shall have the meaning ascribed to such term in Section 12.1 hereof.

“Closing Date” shall have the meaning ascribed to such term in Section 12.1 hereof.

“Conveyance Plat” shall have the meaning ascribed to such term in Section 2.13 hereof, a preliminary draft of which is included as Exhibit L hereto.

“CORE Data Form” shall mean the form published by the TCEQ to collect core data concerning businesses that the TCEQ regulates, as available on the TCEQ’s website.

 “Corridor Parcel” shall have the meaning ascribed to such term in Section 2.12 hereof.

“Credit Agreement” shall have the meaning ascribed to such term in Section 7.4 hereof

“Deed Delivery Deadline” shall have the meaning ascribed to such term in Section 2.4 hereof.

“Deeds” shall have the meaning ascribed to such term in Section 2.4 hereof.

“Demolition Activities” shall have the meaning ascribed to such term in Section 2.7 hereof.

“Draw Request” shall have the meaning ascribed to such term in Section 2.10.2 hereof.

“Earnest Money Funds” shall have the meaning ascribed to such term in Section 2.4 hereof.

“Earnest Money Funds Escrow Account” shall have the meaning ascribed to such term in Section 2.4 hereof.

“EDC” shall have the meaning ascribed to such term in the initial paragraph hereof.

“EDC Purchase Price” shall have the meaning ascribed to such term in Section 2.1 hereof.

“EDC Tract” shall have the meaning ascribed to such term in the Recitals.

“EDC Tract Deed” shall have the meaning ascribed to such term in Section 2.4 hereof.

Annex A - Page 2

“Effective Date” shall have the meaning ascribed to such term in the initial paragraph hereof.

“Environmental Insurance Policy” shall mean a Pollution Legal Liability insurance policy with respect to the J Parcel, issued by an insurance company reasonably acceptable to Exide and the Frisco Parties, naming Exide as an additional named insured or to the extent additional named insured status is not available, additional insured, providing Ten Million Dollars (U.S.) ($10,000,000) of insurance protection, having a ten (10) year term for which the premium is fully paid at the J Parcel Closing, having the coverages and deductible described in Exhibit K hereto and otherwise being in form, scope and coverage satisfactory to the Frisco Parties and Exide.

“Environmental Laws” shall mean all applicable federal, state, local or municipal laws, rules, regulations, statutes, ordinances or orders of any Governmental Authority in effect on the Effective Date or the Closing Date, relating to (a) the control of any pollutant, or protection of health or the air, water or land, (b) solid, gaseous or liquid waste generation, handling, treatment, storage, disposal, discharge, release, emission or transportation, (c) exposure to hazardous, toxic or other substances alleged to be harmful, or (d) the protection of any endangered or at-risk plant or animal life.  “Environmental Laws” shall include, but not be limited to, the Clean Air Act, 42 U.S.C. § 7401 et seq., the Clean Water Act, 33 U.S.C. § 1251 et seq., the Resource Conservation Recovery Act (“RCRA”), 42 U.S.C. § 6901 et seq., the Toxic Substances Control Act, 15 U.S.C. § 2601 et seq., the Endangered Species Act, 16 U.S.C. § 1531 et seq., the Safe Drinking Water Act, 42 U.S.C. § 300f et seq., and the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), 42 U.S.C. § 9601 et seq., including the Superfund Amendments and Reauthorization Act, 42 U.S.C. § 11001 et seq.  The term “Environmental Laws” shall also include all applicable state, local and municipal laws, rules, regulations, statutes, ordinances and orders dealing with the subject matter of the above listed federal statutes or promulgated by any governmental or quasi-governmental agency thereunder in order to carry out the purposes of any federal, state, local or municipal law in effect on the Effective Date or the Closing Date.

“Environmental Liabilities” shall mean any and all liabilities, responsibilities, claims, suits, losses, costs (including remedial, removal, response, abatement, clean-up, investigative and/or monitoring costs and any other related costs and expenses), other causes of action recognized now or at any later time, damages, settlements, expenses, charges, assessments, liens, penalties, fines, pre-judgment and post-judgment interest, attorneys’ fees and other legal costs incurred or imposed (a) pursuant to any agreement, order, notice of responsibility, directive (including directives embodied in Environmental Laws), injunction, judgment or similar documents (including settlements) arising out of, in connection with, or under Environmental Laws, (b) pursuant to any claim by a Governmental Authority or any other person or entity for personal injury, property damage, damage to natural resources, remediation, or payment or reimbursement of response costs incurred or expended by such Governmental Authority, person or entity pursuant to common law or statute and related to the use or release of Hazardous Materials, or (c) as a result of J Parcel Environmental Conditions.

“Escrow Agent” shall mean American Escrow Company, located at 2626 Howell St., 10th Floor, Dallas, Texas 75204.

Annex A - Page 3

“Exide” shall have the meaning ascribed to such term in the initial paragraph hereof.

“Exide Class 2 Landfill” shall mean the active Class 2 non-hazardous waste landfill located on the Bowtie Parcel on the Effective Date.

“Exide Operations” shall have the meaning ascribed to such term in the Recitals.

“Exide Property” shall have the meaning ascribed to such term in the Recitals.

“Exide Representatives” shall mean Exide and any of its affiliates, or any of their respective officers, directors, employees, agents, representatives or attorneys.

“Exide Resolutions” shall have the meaning ascribed to such term in Section 12.2 hereof.

“Exide’s Cessation of Operations” shall have the meaning ascribed to such term in Section 2.7 hereof.

“Exide Waste” shall have the meaning ascribed to such term in Section 6.1 hereof.

“Existing Liens” shall mean liens, security interests, or other encumbrances arising out of (a) that certain Deed of Trust, Assignment of Leases and Rents, Security Agreement and Fixture Filing, dated as of January 25, 2011, by Exide Technologies, as Grantor, to Stanley E. Keeton, as Trustee, for the benefit of Wells Fargo Bank, National Association, as Collateral Agent, as Beneficiary, recorded on January 26, 2011, as Instrument #20110126000102150 in the Official Public Records of Collin County, Texas, and (b) that certain Second Deed of Trust, Assignment of Leases and Rents, Security Agreement and Fixture Filing, dated as of January 25, 2011, by Exide Technologies, as Grantor, to Stanley E. Keeton, as Trustee, for the benefit of Wells Fargo Capital Finance, as Agent, as Beneficiary, recorded on January 26, 2011, as Instrument #20110126000102160 in the Official Public Records of Collin County, Texas, in each case, as such instruments may be amended, restated, supplemented or otherwise modified from time to time, all of which shall be released prior to or at Closing.

“Force Majeure” shall have the meaning ascribed to such term in Section 16.3 hereof.

“Frisco Parties” shall have the meaning ascribed to such term in the initial paragraph hereof.

“Frisco Parties Representatives” shall mean the City, EDC and CDC and any of their respective affiliates, or any of their respective officers, directors, employees, agents, representatives or attorneys.

“Funding Challenge” shall have the meaning ascribed to such term in Section 2.7 hereof.

“Fund Delivery Deadline” shall have the meaning ascribed to such term in Section 2.4 hereof.

“Governmental Authority” shall mean any and all foreign, federal, state or local governments, governmental institutions, public authorities and governmental entities of any

Annex A - Page 4

nature whatsoever, and any subdivisions or instrumentalities thereof, including, but not limited to, departments, boards, bureaus, commissions, agencies, courts, administrations and panels, and any divisions or instrumentalities thereof.

“Governmental Requirements” shall mean any and all laws (including, but not limited to, applicable common laws), statutes, ordinances, codes, rules, regulations, orders, judgments, writs, or injunctions, promulgated, issued, passed or set forth by any Governmental Authority, including without limitation any Environmental Laws.

“Hazardous Materials” shall mean any (a) petroleum or petroleum products, (b) asbestos or asbestos containing materials, (c) hazardous substances as defined by § 101(14) of CERCLA, and (d) any other chemical, substance or waste that is regulated by any Governmental Authority under any Environmental Law.

“J Parcel” shall have the meaning ascribed to such term in the Recitals.

“J Parcel Environmental Conditions” shall mean any and all acts, omissions, events, circumstances, and conditions on or in connection with the J Parcel that constitute a violation of,  require Remediation under, or otherwise give rise to liability under, any Environmental Laws.

“Lake Parcel” shall have the meaning ascribed to such term in Section 7.1 hereof.

“MSD” shall have the meaning ascribed to such term in Section 5.1.1 hereof.

“Non-Foreign Person Affidavit” shall have the meaning ascribed to such term in Section 12.3 hereof.

“Notes” shall have the meaning ascribed to such term in Section 7.4 hereof.

“Objection” shall have the meaning ascribed to such term in Section 5.2.1 hereof.

“Objection Notice” shall have the meaning ascribed to such term in Section 4.3 hereof.

“Parties” shall have the meaning ascribed to such term in the initial paragraph hereof.

“Permitted Exceptions” shall mean (a) real estate taxes and assessments, both general and special, not yet due and payable, (b) all easements, encumbrances and other matters of record or shown on the Title Commitment or Survey or that would be shown on a survey, and (c) liens or encumbrances created by the acts of the Frisco Parties; provided monetary liens placed against the J Parcel by Exide shall not be considered Permitted Exceptions.

“Pond Parcel” shall have the meaning ascribed to such term in Section 7.2 hereof.

“PRP” shall have the meaning ascribed to such term in Section 6.1 hereof and under Environmental Laws.

“Purchase Price Escrow Account” shall have the meaning ascribed to such term in Section 2.4 hereof.

Annex A - Page 5

“Purchasers’ Resolutions” shall have the meaning ascribed to such term in Section 12.3 hereof.

“RCRA” shall mean the Resource Conservation Recovery Act (“RCRA”), 42 U.S.C. § 6901 et seq.

“Regulatory Compliance and Closure Activities” shall mean any decontamination, decommissioning and closure activities conducted at the Bowtie Parcel, including actions taken to comply with regulatory and permit closure obligations under Environmental Laws, including closure of the Exide Class 2 Landfill and closure activities required under applicable environmental permits.

“Reimbursement Request” shall have the meaning ascribed to such term in Section 5.2.1 hereof.

“Remediation” shall mean the removal, abatement, response, investigative, cleanup and/or monitoring activities undertaken to address a spill, leak, emission, discharge, disposal or other release of any Hazardous Material into the environment, any investigation, study, assessment, testing, monitoring, containment, removal, disposal, closure, corrective action, passive remediation, natural attenuation or bioremediation, and the installation and operation of remediation systems.

“Remediation Funds” shall have the meaning ascribed to such term in Section 2.4 hereof.

“Remediation Funds Escrow Account” shall have the meaning ascribed to such term in Section 2.4 hereof.

“Required Remediation” shall have the meaning ascribed to such term in Section 5.1.2 hereof.

“Review Period” shall have the meaning ascribed to such term in Section 4.3 hereof.

“ROFR Effective Date” shall have the meaning ascribed to such term in Section 7.4 hereof.

“SIN” shall have the meaning ascribed to such term in Section 5.1.1 hereof.

“Site Maintenance Activities” shall mean routine property maintenance and management activities associated with holding the J Parcel as a non-operating asset.

“Stewart Creek Letter Agreement” shall mean that certain letter agreement dated March 20, 2012, from Exide to Kerry Russell, Attorney for the City, and accepted and approved by the City on March 22, 2012, with respect to certain remediation matters described therein.

“Survey” shall have the meaning ascribed to such term in Section 4.1 hereof.

“Taxes” shall have the meaning ascribed to such term in Section 12.5 hereof.

Annex A - Page 6

“TCEQ” shall mean the Texas Commission on Environmental Quality or any successor agency.

“Title Commitment” shall have the meaning ascribed to such term in Section 4.2 hereof.

“Title Company” shall mean Reunion Title Company as agent for First American Title Insurance Company.

“Title Documents” shall have the meaning ascribed to such term in Section 4.2 hereof.

“Total Purchase Price” shall have the meaning ascribed to such term in Section 2.2 hereof.

“TRRP” shall have the meaning ascribed to such term in Section 2.9 hereof.

“VCP Application” shall have the meaning ascribed to such term in Section 2.6 hereof.

“VCP Program” shall mean the Texas voluntary cleanup program established pursuant to Chapter 361, Subchapter S of the Texas Health and Safety Code.

Annex A - Page 7

EXHIBIT A

EXIDE PROPERTY MAP

EXHIBIT B

EDC TRACT DESCRIPTION

EXHIBIT C

CDC TRACT DESCRIPTION

EXHIBIT D

FORM OF ESCROW AGREEMENT

EXHIBIT E

FORM OF DEEDS

EXHIBIT F

CORRIDOR PARCEL DESCRIPTION

EXHIBIT G

EXHIBIT H

EAGAN WAY ACCESS EASEMENT DESCRIPTION

EXHIBIT I-1

LAKE PARCEL DESCRIPTION

EXHIBIT I-2

POND PARCEL DESCRIPTION

EXHIBIT J

BOARD OF DIRECTORS RESOLUTIONS

EXHIBIT K

ENVIRONMENTAL INSURANCE POLICY COVERAGES

EXHIBIT L

PRELIMINARY DRAFT OF CONVEYANCE PLAT